Exhibit 23.3

CONSENT OF PARKS ASSOCIATES

We hereby consent to the inclusion in the registration statement on Form S-4 (the “Registration Statement”) of Monitronics International, Inc. the summarization of our analysis entitled “Home Security Update-Security System Forecasts: 2005 and Beyond”, and to the references of our firm’s name therein. In giving such consent, we do not thereby admit that we come within the category of person whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

/s/ Stuart Sikes
Stuart Sikes Vice President – Sales Parks Associates

August 27, 2004